Supplement Dated July 21, 2014 to your Prospectus Dated November 4, 2013

The language in sub-section B.1. Annuity Commencement Date in the “Description of Contract” section is deleted and replaced with the following:

Annuity Commencement Date. In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. If at the end of a Guarantee Period there is no available subsequent Guarantee Period that will end prior to your Annuity Commencement Date, we will notify you of your options prior to the end of the current Guarantee Period. These options are to (i) surrender your Contract, or (ii) elect an Annuity Option as described in Section C. If written instructions are required from you as to which of the options you wish to exercise upon the expiration of the current Guarantee Period, and we do not receive such written instructions, your Account Value will not be invested into a subsequent Guarantee Period. Instead, your Account Value will be held in a holding account.  Account Value in the holding account prior to August 11, 2014 will not earn interest.  Effective August 11, 2014 and thereafter, any Account Value in the holding account will earn interest at the rate of 3% per year. Account Value will remain in the holding account until you elect to surrender your Contract or select an Annuity Option, or your Contract is automatically annuitized when the Annuity Commencement Date is reached. When you surrender your Contract, or select an Annuity Option, or are defaulted to an Annuity Option upon reaching your Annuity Commencement Date, no surrender charge or Market Value Adjustment will be assessed.

This supplement should be retained with the prospectus for future reference.

HV-7573